UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period    November 2007                                   File No:  0-52265

Keegan Resources Inc.

(Name of Registrant)

Suite 1204 – 700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8

(Address of principal executive offices)

1.

News Release dated November 15, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Keegan Resources Inc.

(Registrant)

Dated: November 15, 2007

Signed: /s/  Michael Bebek

Michael Bebek

Corporate Secretary

PRESS RELEASE

TSX-V:  KGN

KEEGAN DRILLS 68 METERS OF 2.25 G/T GOLD IN STEP-OUT 500M SOUTH OF RESOURCE ZONE AT ESAASE GOLD PROJECT

November 15, 2007, Vancouver: Keegan Resources Inc. ("Keegan") is pleased to announce the results of six step-out holes drilled along strike approximately 500 meters to the South of the Main Zone as defined by the recent released resource calculation of 1.43 M inferred and 0.24 M indicated ounces of gold with an average grade of 1.4 g/t Au at a 0.6 g/t Au cutoff (please see Keegan NR dated Oct. 25 for full details) on the Esaase Gold Project.  Drill hole 176 intercepted 68 meters of 2.25 g/t Au, drill hole 172 intercepted 64 meters of 1.43 g/t Au, and drill hole 171 intercepted 58 meters of 1.27 g/t Au.

The intercepts were all encountered starting less than 80 meters down hole from the surface and are open in both directions along strike.  In line with the recently announced bought deal Keegan plans to continue to expand its step out and resource definition drilling programs in both the Main Zone and the rapidly growing South Main Zone by the addition of a second drill which is expected shortly. Please see map and sections at www.keeganresources.com.

Table 1. Drill Results from Keegan’s Main Zone Resource Definition Drill Program

Hole_ID	From (m)	To (m)	Width (m)	Grade (g/t Au)
KERC171	79	137	58	1.27
including	103	104	1	15.3
KERC172	44	108	64	1.43
including	58	59	1	22
and	104	105	1	13.7
KERC174	35	49	14	1.3
KERC174	79	85	6	18.49
including	79	80	1	107
KERC175	31	60	39	0.83
KERC176	87	155	68	2.25
including	87	88	1	13.3
including	94	95	1	27.9
including	133	134	1	79.6
KERC178	71	133	62	0.92

Dan McCoy, President and CEO of Keegan states:  “We are excited to see the higher grade intercepts along strike a fair distance outside of the existing resource as well as the good grade continuity along and between sections in this zone.  We have an excellent opportunity to add more resources and to further link the southern area discovery with the mineralization of the previously announced resource in the Main Zone. These new results are consistent with the trend of the previous resource drilling: amenable geometry, outcropping mineralization, and rapidly expanding potential to increase the resource base.  Taken together we are seeing all of the necessary components for an efficient, modern, open pit mining operation on the Esaase Property.”

Richard Haslinger, P. Eng. is the Qualified Person with respect to NI 43-101 at Esaase. RC samples were taken at one meter intervals under dry drilling conditions by geologic and resource consultant RSG Global, Inc. utilizing drilling and sampling techniques widely accepted in resource definition studies of other West African gold deposits.  All reverse circulation drill samples are weighed on site.  All samples are using standard 50 gram fire assay with atomic absorption finish by Transworld Laboratories (GH) Ltd. in Tarkwa, Ghana or SGS Labs in Tarkwa, Ghana. QA/QC programs using internal and external standard samples, re-assays, and blanks indicate good accuracy and precision in a large majority of standards assayed.  Intercepts were calculated to emphasize width rather than grade:  a minimum of a 0.2 g/t cut off at beginning and end of the intercept and allowing for no more than six consecutive samples (six meters) of less than 0.2 g/t Au.  All internal intercepts above 10 g/t Au are reported within the intercept.  Intercepts of less than 5 meters or less than 0.5 g/t Au were not reported.  Mineralization strikes approximately 30 degrees east of north and dips 45 to 60 degrees to the west.  The drill holes are oriented 10 degrees south of north and are inclined at 45 degrees to the east, so true widths are estimated to be over 80% of the drilled widths.

About Keegan Resources: Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality, pure gold assets. The Company is focused on its wholly owned flagship Esaase and Asumura gold projects located in Ghana, West Africa. Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighboring communities. Keegan trades on the TSX-VEN under the symbol KGN. More information about Keegan is available at www.keeganresources.com.

On Behalf of the Board

Dan McCoy, Ph.D.

President & CEO

For more information please visit the company website at: www.keeganresources.com or contact investor relations at: 604-683-8193 or info@keeganresources.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

Forward Looking and other Cautionary Information

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release. This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Information Concerning Estimates of Measured, Indicated and Inferred Resources

This news release also uses the terms 'indicated resources' and 'inferred resources'. Keegan Resources Inc. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, 'inferred resources' have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.